Notice-and-Access

The Canadian securities regulators have adopted new rules, effective for meetings held on or after March 1, 2013, which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars, as well as annual financial statements and management’s discussion and analysis on a website in addition to SEDAR.  Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

PORTAGE BIOTECH INC. has elected to utilize notice-and-access and provide you with the following information:
Meeting Date and Time: March 7, 2014 at 11:00 AM (Eastern Time)
Meeting Location: 47 Avenue Road, Suite 200, Toronto, ON M5R 2G3
Meeting materials are available electronically at www.sedar.com and also on http://portagebiotech.com/investor-relations/annual-general-meeting-information/agmi-2013/.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access please call 1-844-619-2246. In order to receive a paper copy in time to vote before the meeting, your request should be received by February 26, 2014.

Please follow the instructions accompanying the Voting Instruction Form you receive with respect to returning it.

Disclosure regarding matters to be voted on may be found in the following Sections of the Information Circular.

1. Election of Directors
2. Re-appointment of Auditors
3. Stock Consolidation

    You should review the Information Circular before voting.

(Detach and Retain top for your records)
_______________________________________________________________________________________________________________________________________
PORTAGE BIOTECH INC
(“Corporation”)
Fiscal Year: 2013
Request for Financial Statements

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations, registered and beneficial security holders may elect annually to receive a copy of our annual financial statements and corresponding management discussion and analysis (“MD&A”) or interim financial statements and the corresponding MD&A, or both.

IF YOU WISH TO RECEIVE THESE DOCUMENTS BY MAIL, PLEASE DETACH THIS PORTION AND RETURN THIS COMPLETED FORM TO:

PORTAGE BIOTECH INC.
47 Avenue Rd., Suite 200
Toronto, ON M5R 2G3

Or send by fax to: (416) 929-6612

Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR website at www.sedar.com, on the Corporation’s website at www.portagebiotech.com, or on the SEC website at www.sec.gov.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Corporation, and as such, request that my name be placed on the Corporation’s Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

Please send me:                                Annual Financial Statement with MD&A
(Mark this box if you would like to receive the
 Annual Financial Statements and related MD&A)

FIRST NAME                                                                                                LAST NAME
____________________________________________________________________________________________________________________

ADDRESS                                                                                     CITY
______________________________________________________________________________________________________________________

PROVINCE/STATE                                                                                     POSTAL/ZIP CODE                                                                           COUNTRY
_________________________________________________________________________________________________________________________________________

        Signature of Security holder                                                                                                       DATE (MM/DD/YYYY)
____________________________________________________________________________________________________